                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                                (AMENDMENT NO. 3)

                              Gilman & Ciocia, Inc.
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)

                                    375908100
                        --------------------------------
                                 (CUSIP Number)

                                 Michael P. Ryan
                       c/o Prime Financial Services, Inc.
                                11 Raymond Avenue
                             Poughkeepsie, NY 12603
                        --------------------------------
                                 with copies to:
                              Merril Mironer, Esq.
                          Katten Muchin Zavis Rosenman
                               575 Madison Avenue
                               New York, NY 10022
                                 (212) 940-8800
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 16, 2002
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (Sections) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

------------------------------------                       ---------------------
CUSIP NO. 375908100                                                Page 2 of 18
------------------------------------                       ---------------------

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Prime Financial Services, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
       WC
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or (e)                                       [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       NEW YORK
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
    NUMBER OF              0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY        8   SHARED VOTING POWER
  OWNED BY EACH            858,504
    REPORTING       ------------------------------------------------------------
      PERSON           9   SOLE DISPOSITIVE POWER
       WITH                0
                    ------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           2,116,261
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,116,261
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES.                                                     [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       23.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------                        ---------------------
CUSIP NO. 375908100                                                Page 3 of 18
-----------------------------------                        ---------------------
--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Michael Ryan
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
       PF
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or (e)                                        [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
   NUMBER OF               1,741,575
     SHARES         ------------------------------------------------------------
  BENEFICIALLY         8   SHARED VOTING POWER
 OWNED BY EACH             858,504
   REPORTING        ------------------------------------------------------------
     PERSON            9   SOLE DISPOSITIVE POWER
      WITH                 500,000
                    ------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           2,116,261
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,616,261
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       27.5%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------                        ---------------------
CUSIP NO. 375908100                                                Page 4 of 18
-----------------------------------                        ---------------------

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Ralph Porpora
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
       PF
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or (e)                                        [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
    NUMBER OF             2,442
      SHARES       -------------------------------------------------------------
   BENEFICIALLY       8   SHARED VOTING POWER
  OWNED BY EACH           858,504
    REPORTING      -------------------------------------------------------------
      PERSON          9   SOLE DISPOSITIVE POWER
       WITH               2,442
                   -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                          2,116,261
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,118,703
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES.                                                      [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       23.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------                        ---------------------
CUSIP NO. 375908100                                                Page 5 of 18
-----------------------------------                        ---------------------

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       James Ciocia
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
       PF
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or (e)                                        [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
  NUMBER OF                 71,470
    SHARES           -----------------------------------------------------------
 BENEFICIALLY           8   SHARED VOTING POWER
OWNED BY EACH               0
  REPORTING          -----------------------------------------------------------
    PERSON              9   SOLE DISPOSITIVE POWER
     WITH                   71,470
                     -----------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            474,986
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       546,456
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES.                                                      [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------                        ---------------------
CUSIP NO. 375908100                                                Page 6 of 18
-----------------------------------                        ---------------------

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Kenneth Copans
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
       PF
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or (e)                                        [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
    NUMBER OF               87,368
      SHARES        ------------------------------------------------------------
   BENEFICIALLY         8   SHARED VOTING POWER
  OWNED BY EACH             0
    REPORTING       ------------------------------------------------------------
      PERSON            9   SOLE DISPOSITIVE POWER
       WITH                 87,368
                    ------------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       87,368
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES.                                                      [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------                        ---------------------
CUSIP NO. 375908100                                              Page  7 of 18
-----------------------------------                        ---------------------

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       William Devine
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
       PF
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or (e)                                        [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
   NUMBER OF                 11,034
     SHARES           ----------------------------------------------------------
  BENEFICIALLY           8   SHARED VOTING POWER
 OWNED BY EACH               0
   REPORTING          ----------------------------------------------------------
     PERSON              9   SOLE DISPOSITIVE POWER
      WITH                   11,034
                      ----------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11,034
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES.                                                      [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.1%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------                        ---------------------
CUSIP NO. 375908100                                              Page  8 of 18
-----------------------------------                        ---------------------

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Steven Gilbert
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
       PF
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or (e)                                        [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
    NUMBER OF                707,074
      SHARES          ----------------------------------------------------------
   BENEFICIALLY          8   SHARED VOTING POWER
  OWNED BY EACH              0
    REPORTING         ----------------------------------------------------------
      PERSON             9   SOLE DISPOSITIVE POWER
       WITH                  707,074
                      ----------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       707,074
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES.                                                      [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------                        ---------------------
CUSIP NO. 375908100                                              Page 9 of 18
-----------------------------------                        ---------------------

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Kathryn Travis
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
       PF
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or (e)                                        [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
   NUMBER OF                 40,340
     SHARES           ----------------------------------------------------------
  BENEFICIALLY           8   SHARED VOTING POWER
 OWNED BY EACH               0
   REPORTING          ----------------------------------------------------------
     PERSON              9   SOLE DISPOSITIVE POWER
      WITH                   40,340
                      ----------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             383,071
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       423,411
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES.                                                      [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------                        ---------------------
CUSIP NO. 375908100                                              Page 10 of 18
-----------------------------------                        ---------------------

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Alexander Rappaport
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
       PF
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or (e)                                       [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
   NUMBER OF                 192,000
     SHARES          -----------------------------------------------------------
  BENEFICIALLY           8   SHARED VOTING POWER
 OWNED BY EACH               0
   REPORTING         -----------------------------------------------------------
     PERSON              9   SOLE DISPOSITIVE POWER
      WITH                   192,000
                     -----------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       192,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES.                                                    [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.1%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------                        ---------------------
CUSIP NO. 375908100                                              Page 11 of 18
-----------------------------------                        ---------------------

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Harvey Stein
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
       PF
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or (e)                                        [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
   NUMBER OF                102,824
     SHARES          -----------------------------------------------------------
  BENEFICIALLY          8   SHARED VOTING POWER
 OWNED BY EACH              0
   REPORTING         -----------------------------------------------------------
     PERSON             9   SOLE DISPOSITIVE POWER
      WITH                  102,824
                     -----------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       102,824
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES.                                                      [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.1%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------                        ---------------------
CUSIP NO. 375908100                                              Page 12 of 18
-----------------------------------                        ---------------------

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Richard Vogel
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
       PF
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or (e)                                        [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
   NUMBER OF                75,791
     SHARES         ------------------------------------------------------------
  BENEFICIALLY          8   SHARED VOTING POWER
 OWNED BY EACH              0
   REPORTING        ------------------------------------------------------------
     PERSON             9   SOLE DISPOSITIVE POWER
      WITH                  75,791
                    ------------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       75,791
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES.                                                      [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.8%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------                        ---------------------
CUSIP NO. 375908100                                              Page 13 of 18
-----------------------------------                        ---------------------

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Ira Martin
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
       PF
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or (e)                                       [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
   NUMBER OF                 62,024
     SHARES           ----------------------------------------------------------
  BENEFICIALLY           8   SHARED VOTING POWER
 OWNED BY EACH               0
   REPORTING          ----------------------------------------------------------
     PERSON              9   SOLE DISPOSITIVE POWER
      WITH                   62,024
                      ----------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       62,024
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES.                                                     [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 3 hereby amends the Schedule 13D and Amendments No.1 and 2 thereto (the "Initial Statement") filed by Michael Ryan, Ralph Porpora and Prime Financial Services, Inc., a New York corporation ("Prime") (Prime, Messrs. Ryan, Porpora, James Ciocia, Kathryn Travis, Kenneth Copans, William Devine, Steven Gilbert, Alexander Rappaport, Harvey Stein, Richard Vogel, and Ira Martin sometimes being referred to herein collectively as the "Reporting Persons").

Item 2. Identity and Background.

The following paragraphs are hereby added to paragraphs (a) and (b), respectively, of Item 2 of the Initial Statement:

     (a) James Ciocia is the Chairman of the Issuer's Board of Directors and a co-founder of the Issuer. Kathryn Travis is Vice President and Secretary of the Issuer and a member of the Issuer's Board of Directors. Sandy Rappaport is a private investor and one of the Issuer's principal creditors. Messrs. Copans, Devine, Gilbert, Stein, Vogel and Martin are registered financial planning representatives of the Issuer.

     (b) The principal business of Mr. Ciocia is to serve as the Chairman of the Issuer's Board of Directors. The principal business of Ms. Travis is to serve as Vice President and Secretary of the Issuer and a member of the Issuer's Board of Directors. The principal business of Mr. Rappaport is private investment. The principal business of Messrs. Copans, Devine, Gilbert, Stein and Vogel is the provision of financial planning services. The business address of the Reporting Persons is care of Prime at 11 Raymond Avenue, Poughkeepsie, New York 12603.

     During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding, or been a party to a civil proceeding as a result of which he has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Prime is a New York corporation. The other Reporting Persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The following paragraphs are hereby added to Item 3 of the Initial Statement:

     On May 16, 2002, the Reporting Persons sent a letter to the Board of Directors of the Issuer (a copy of which is attached below) suggesting that Thomas Povinelli resign as Chief Executive Officer of the Issuer, that David Puyear resign as Chief Financial Officer of the Issuer, and that Michael Ryan be appointed Chief Executive Officer as Mr. Povinelli's replacement. As a result of this event, the Reporting Persons may be considered part of a "group" for purposes of the reporting requirements of Section 13(d) of the Exchange Act of 1934 (the "Exchange Act") and the regulations promulgated thereunder.

     The Common Stock held by those Reporting Persons other than Prime and Messrs. Ryan, Porpora and Rappaport were acquired upon the exercise of options to purchase the Issuer's common stock granted in connection with services rendered to the Issuer, and in the open market.

     100,000 of the shares of Common Stock held by Mr. Rappaport were acquired in connection with a $1,000,000 loan made by Mr. Rappaport on October 30, 2001 to the Issuer. This note has a one-year term, maturing on October 30, 2002. This note does not bear interest. The Issuer issued Mr. Rappaport 100,000 shares of Common Stock valued at $3.00 per share, or $300,000 and is amortizing the loan over twelve months. In December 2001, Mr. Rappaport entered into a subordination agreement with the Issuer pursuant to which he is entitled to receive approximately 92,000 additional shares of Common Stock .

Item 4.  Purpose of Transaction

     The following sentence is hereby added to Item 4 of the Initial Statement:

     On May 16, 2002, the Reporting Persons sent a letter to the Board of Directors of the Issuer (a copy of which is attached below) suggesting that Thomas Povinelli resign as Chief Executive Officer of the Issuer, that David Puyear resign as Chief Financial Officer of the Issuer, and that Michael Ryan be appointed Chief Executive Officer as Mr. Povinelli's replacement. The Reporting Persons hope to achieve this transition in management without resort to costly adversarial proceedings, and intend to discuss various ways of achieving this transition with the current management and the board of directors of the Issuer.

Item 5.  Interest in Securities of the Issuer

     The following paragraphs are hereby added to paragraphs (a) and (b) of Item 5 of the Initial Statement:

     (a) The aggregate number of shares of Common Stock beneficially owned by James Ciocia is 546,156 (including 474,686 shares which Prime has the right to acquire pursuant to a Stock Purchase and Option Agreement (the "Ciocia Purchase Agreement") and 71,470 shares which the Reporting Person has the right to acquire within the next 60 days upon the exercise of stock options). Pursuant to a Voting Trust Agreement (the "Ciocia Trust Agreement"), Michael Ryan has the sole power and authority to vote the 474,686 shares which Prime has the right to acquire under the Ciocia Purchase Agreement. The 546,156 shares beneficially owned by Mr. Ciocia constitute approximately 6.0% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

     The aggregate number of shares of Common Stock beneficially owned by Kathryn Travis is 423,411 (including 383,071 shares which Prime has the right to acquire pursuant to a Stock Purchase and Option Agreement (the "Travis Purchase Agreement") and 40,340 shares which the Reporting Person has the right to acquire within the next 60 days upon the exercise of stock options). Once the 383,071 shares which Prime has the right to acquire pursuant to the Travis Purchase Agreement are placed in a voting trust (as required by the agreement), Michael Ryan will have the sole power and authority to vote the 383,071 shares which Prime has the right to acquire under the Travis Purchase Agreement. The 423,411 shares beneficially owned by Ms. Travis constitute approximately 4.7% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

     The aggregate number of shares of Common Stock beneficially owned by Kenneth Copans is 87,368. The 87,368 shares beneficially owned by Mr. Copans constitute approximately 1.0% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

     The aggregate number of shares of Common Stock beneficially owned by William Devine is 11,034. The 11,034 shares beneficially owned by Mr. Devine constitute approximately 0.1% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

     The aggregate number of shares of Common Stock beneficially owned by Steven Gilbert is 707,074 (including 537,220 shares which the Reporting Person has the right to acquire within the next 60 days upon the exercise of stock options). The 707,074 shares beneficially owned by Mr. Gilbert constitute approximately 7.39% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

     The aggregate number of shares of Common Stock beneficially owned by Alexander Rappaport is 192,000 (including 92,000 shares which the Reporting Person has the right to acquire pursuant to a Subordination Agreement). The 192,000 shares beneficially owned by Mr. Rappaport constitute approximately 2.1% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

     The aggregate number of shares of Common Stock beneficially owned by Harvey Stein is 102,824. The 102,824 shares beneficially owned by Mr. Stein constitute approximately 1.1% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

     The aggregate number of shares of Common Stock beneficially owned by Richard Vogel is 75,791. The 75,791 shares beneficially owned by Mr. Vogel constitute approximately 0.8% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

     The aggregate number of shares of Common Stock beneficially owned by Ira Martin is 62,024. The 62,024 shares beneficially owned by Mr. Martin constitute approximately 0.7% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

     The aggregate number of shares of Common Stock beneficially owned by all of the Reporting Persons is 3,990,695. The 3,990,695 shares beneficially owned by the Reporting Persons constitute approximately 38.8% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

     (b) Pursuant to the Ciocia Trust Agreement, Michael Ryan has the sole power and authority to vote 874,686 shares of Common Stock, of which Prime is the beneficial owner, (including 474,686 shares which Prime has the right to acquire from James Ciocia), for a period of five years, subject to certain restrictions. In addition, once the voting trust required by the Travis Purchase Agreement is created, Mr. Ryan will have the sole power and authority to vote an additional 383,071 shares, of which Prime is the beneficial owner, for a period of five years, subject to certain restrictions.

     Other than as described in the paragraph above, each Reporting Person has sole voting and dispositive power over the shares of Common Stock beneficially owned by such Reporting Person.

     The following paragraphs are hereby inserted in place of paragraph (c) of
Item 5 of the Initial Statement:

     (c) On March 13, 2002, Prime Management Corporation, a wholly owned subsidiary of Prime, purchased 50,000 shares of Common Stock from James Ciocia.

     On May 1, 2002, Prime Management Corporation, a wholly owned subsidiary of Prime, purchased 400,000 shares of Common Stock from James Ciocia. These 400,000 shares were placed in a voting trust. Prime Management Corporation also obtained the option, exercisable immediately, to purchase an additional 474,686 shares of common stock from Mr. Ciocia pursuant to a market-based price formula, and the shares underlying this option were placed in a voting trust as well.

     On May 10, 2002, Prime Management Corporation, a wholly owned subsidiary of Prime, entered into an agreement to purchase 190,000 shares of Common Stock from Kathryn Travis pursuant to the Travis Purchase Agreement. Upon the closing of this transaction, these shares will be placed in a voting trust. Prime Management Corporation also obtained the option, exercisable immediately, to purchase an additional 193,071 shares of common stock from Ms. Travis pursuant to a market-based price formula, and the shares underlying this option will be placed in a voting trust as well.

     On May 16, 2002, the Reporting Persons sent a letter to the Board of Directors of the Issuer (a copy of which is attached below) suggesting that Thomas Povinelli resign as Chief Executive Officer of the Issuer, that David Puyear resign as Chief Financial Officer and that Michael Ryan be appointed Chief Executive Officer as Mr. Povinelli's replacement. As a result of this event, the Reporting Persons may be considered part of a "group" for purposes of the reporting requirements of the Exchange Act.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     1. Stock Purchase and Option Agreement, dated May 1, 2002, between Prime Management Corporation as Purchaser and James and Tracy Ciocia as the Sellers.

     2. Voting Trust Agreement, dated May 1, 2002, between Prime Management Corporation, James and Tracy Ciocia and Michael Ryan as Trustee.

     3. Stock Purchase and Option Agreement, dated May 10, 2002, between Prime Management Corporation as Purchaser and Kathryn Travis as Seller (including form of Voting Trust Agreement).

     4. Letter from the Reporting Persons to the Board of Directors of the Issuer, dated May 16, 2002.

Item 7. Material to be filed as Exhibits.

     Exhibit 1. Joint Filing Agreement.

     Exhibit 2. Stock Purchase and Option Agreement, dated May 1, 2002, between Prime Management Corporation as Purchaser and James and Tracy Ciocia as the Sellers. (Previously filed.)

     Exhibit 3. Voting Trust Agreement, dated May 1, 2002, between Prime Management Corporation, James and Tracy Ciocia and Michael Ryan as Trustee. (Previously filed.)

     Exhibit 4. Stock Purchase and Option Agreement, dated May 10, 2002, between Prime Management Corporation as Purchaser and Kathryn Travis as Seller (including form of Voting Trust Agreement).

     Exhibit 5. Letter from the Reporting Persons to the Board of Directors of the Issuer, dated May 16, 2002.

                                    Signature
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 16, 2002

                                            /s/ Michael Ryan, President
                                            ------------------------------------
                                            Prime Financial Services, Inc.


                                            /s/ Ralph Porpora
                                            ------------------------------------
                                            Ralph Porpora


                                            /s/ Michael Ryan
                                            ------------------------------------
                                            Michael Ryan


                                            /s/ James Ciocia
                                            ------------------------------------
                                            James Ciocia


                                            /s/ Kathryn Travis
                                            ------------------------------------
                                            Kathryn Travis


                                            /s/ Kenneth Copans
                                            ------------------------------------
                                            Kenneth Copans


                                            /s/ William Devine
                                            ------------------------------------
                                            William Devine


                                            /s/ Steve Gilbert
                                            ------------------------------------
                                            Steve Gilbert


                                            /s/ Alexander Rappaport
                                            ------------------------------------
                                            Alexander Rappaport


                                            /s/ Harvey Stein
                                            ------------------------------------
                                            Harvey Stein


                                            /s/ Richard Vogel
                                            ------------------------------------
                                            Richard Vogel


                                            /s/ Ira Martin
                                            ------------------------------------
                                            Ira Martin